STATMON TECHNOLOGIES CORP.
                                 CODE OF ETHICS

All directors, officers and employees of Statmon Technologies Corp. (the "Company") shall adhere to and advocate the principles and responsibilities in this Code of Ethics (the "Code") with respect to all matters and issues relating to the Company.

A. Each director, officer and employee of the Company shall to the best of his or her knowledge and ability:

      1. Act with fairness, honesty and integrity, avoiding actual conflicts of interest in personal and professional relationships and handling apparent conflicts in an ethical and open manner. Whenever an apparent or actual conflict arises, each such individual shall disclose all significant facts relating to any material transaction or relationship that reasonably could be expected to give rise to a conflict.

      2.    Provide the Board of  Directors,  the  executive  officers and other
            employees  of  the  Company  with   information  that  is  accurate,
            complete, objective, relevant, timely and understandable.

      3.    Ensure  the  Company  makes  full,   fair,   accurate,   timely  and
            understandable disclosures in reports and documents the Company files with, or submits to, the SEC, and in other public communications made by the Company. Each director, officer and employee of the Company is expected to promptly bring to the attention of the executive officers any material information of which he or she may become aware that would likely affect the disclosures made by the Company in its public filings, submissions and other public communications.

      4. Comply with applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

      5. Act in good faith, responsibly and with due care, competence and diligence in all matters involving the Company without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

      6. Respect the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work must not be used for personal advantage.

      7. Share knowledge and maintain skills important and relevant to the Company's needs.

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      8.    Proactively  promote ethical behavior as a responsible  person among those who work in his or her work environment.

      9. Achieve responsible use of and control over all assets and resources employed or entrusted to him or her.

      10.   Report promptly any violation of this Code.

B. Any disclosure or report of violation contemplated by this Code shall be made promptly either to the Audit Committee or to legal counsel for the Company. The Company will investigate any matter so reported and may take appropriate disciplinary and corrective action, up to and including termination. Such disciplinary and corrective action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Company forbids retaliation against employees who report violations of this Code in good faith.

C. Any waivers of this Code for officers or directors may be made only by the Board of Directors or the Audit Committee, and must be promptly disclosed to the Company's shareholders.

D. This Code is designed to help guide conduct in unclear situations and thus avoid potential wrongdoing. All directors, officers and employees are expected to read and understand this Code and to adhere to its standards. This Code does not and cannot cover every situation. All directors, officers and employees are encouraged to seek guidance on any ethical or legal questions from the Company's executive officers or legal counsel, who can assist in determining the proper course of conduct.

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